Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS OF SJJC AVIATION SERVICES, LLC AND SUBSIDIARIES

 Contents

Consolidated Financial Statements

Consolidated statements of income	1
Consolidated balance sheet	2-3
Consolidated statements of cash flows	4
Notes to consolidated financial statements	5-12

SJJC Aviation Services, LLC
and Subsidiaries

Consolidated Statements of Income

	Six-Month Period Ended
	June 30, 2007	June 30, 2006
	(Unaudited)	(Unaudited)
Revenue (Note 9):
Fuel sales	$17,259,550	$18,662,749
Aircraft charter	7,398,127	7,559,533
Aircraft maintenance and cleaning	7,233,908	2,236,250
Aircraft management	746,600	681,200
Airline service	1,280,464	1,336,766
Hangar rental and ramp fees	4,165,146	3,611,019
Office rental	770,657	783,846
Other	448,237	307,820
	39,302,689	35,179,183

Cost of goods sold (Notes 2 and 10)	24,158,762	20,808,661
Gross profit	15,143,927	14,370,522

Operating expenses:
Salaries and employee benefits	5,460,367	5,356,611
Administrative expenses	1,795,112	1,602,704
Depreciation and amortization	1,038,513	914,705
Rent and property tax expense	1,214,804	1,157,555
Occupancy expenses	622,518	741,614
Truck and equipment expenses	334,599	296,016
	10,465,913	10,069,205

Operating income	4,678,014	4,301,317

Interest expense	(234,067)	(225,018)
Interest income	54,639	42,920

Income before income taxes	4,498,586	4,119,219

State taxes as reported	(41,333)	(7,172)
Net income as reported	$4,457,253	$4,112,047

Income before income taxes as reported	$4,498,586	$4,119,219
Proforma income taxes	(1,799,000)	(1,648,000)
Proforma net income after taxes	$2,699,586	$2,471,219

See Notes to Consolidated Financial Statements.

SJJC Aviation Services, LLC
and Subsidiaries

Consolidated Balance Sheet
June 30, 2007

Assets (Note 2)	(Unaudited)
Current Assets:
Cash	$1,508,251
Accounts receivable, less allowance for doubtful
accounts 2007 $21,844; 2006 $20,000 (Note 9)	11,853,415
Inventories	445,879
Prepaid expenses and deposits	907,489
Total current assets	14,715,034

Property and Equipment:
Buildings, tenant improvements and fuel facility	24,542,925
Vehicles	5,070,226
Equipment	2,387,536
Construction in progress	753,977
32,754,664
Less accumulated depreciation	14,592,279
18,162,385

Notes Receivable	630,582

Other Assets:
Goodwill	5,930,973
Intangible asset, FAA charter certificate	916,667
Intangible asset, airport ground lease	4,290,000
Interest rate swap (Note 3)	24,100
11,161,740
Total assets	$44,669,741

See Notes to Consolidated Financial Statements.

SJJC Aviation Services, LLC
and Subsidiaries

Consolidated Balance Sheet - (continued)
June 30, 2007

Liabilities and Members' Equity	(Unaudited)
Current Liabilities:
Notes payable (Note 2)	$865,138
Current maturities of long-term debt (Note 2)	599,008
Accounts payable (Note 10)	3,325,599
Accrued expenses	2,234,503
Income taxes payable	12,160
Deferred rents and deposits	4,829,157
Total current liabilities	11,865,565

Long-Term Debt, net of current maturities (Note 2)	7,612,732

Commitment and Contingent Liabilities (Notes 2, 4 and 5)

Members' Equity:
Members' capital	25,167,344
Accumulated other comprehensive income	24,100
25,191,444
Total liabilities and members' equity	$44,669,741

See Notes to Consolidated Financial Statements.

SJJC Aviation Services, LLC
and Subsidiaries

Consolidated Statements of Cash Flows

	Six-Month Period Ended
	June 30, 2007	June 30, 2006
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net income	$4,457,253	$4,112,047
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	948,514	898,038
Amortization	89,999	16,667
(Gain) loss on disposal of equipment	(61,716)	6,885
Long-term debt forgiven	(46,508)	(15,168)
Long-term executive compensation	25,002	1,838
Changes in assets and liabilities:
(Increase) in accounts receivable	(1,392,736)	(886,276)
(Increase) decrease in inventories	(237,739)	(73,187)
(Increase) decrease in prepaid expenses and other assets	612,026	101,120
Increase (decrease) in accounts payable and accrued expenses	(775,112)	112,061
Increase (decrease) in income taxes payable,
deferred rents and deposits	(674,432)	112,894
Net cash provided by operating activities	2,944,551	4,386,919

Cash Flows from Investing Activities:
Purchase of property and equipment	(1,751,558)	(299,199)
Proceeds from disposal of equipment	212,148	225,678
(Advances) collection on note receivable	6,398	(293)
Net cash (used in) investing activities	(1,533,012)	(73,814)

Cash Flows from Financing Activities:
Net borrowings on note payable	865,138	—
Borrowings on long-term debt	1,400,000	250,000
Principal payments on long-term debt	(200,165)	(2,175,200)
Distributions paid	(3,200,000)	(1,500,000)
Net cash (used in) financing activities	(1,135,027)	(3,425,200)

Increase in cash	276,512	887,905

Cash:
Beginning	1,231,739	1,148,428
Ending	$1,508,251	$2,036,333

Supplemental Disclosures of Cash Flow Information, cash payments for:
Interest	$194,262	$211,400
Income taxes	43,452	5,650

Supplemental Disclosure of Noncash Investing and
Financing Activities, change in fair value of interest rate swap	8,877	—

See Notes to Consolidated Financial Statements.

SJJC Aviation Services, LLC
and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

SJJC Aviation Services, LLC (the “Company”) operates two fixed base facilities catering to general aviation and corporate aircraft customers located at the San Jose International Airport, San Jose, California (Airport). The Company has the following five wholly-owned operating subsidiaries:

•	SJJC FBO Services, LLC provides flight support services, including: fueling, ramp and hangar rentals and other services.
•	Jet Center Property Services, LLC provides office space rentals and is responsible for one of the ground leases.
•	SJJC Airline Services, LLC provides fueling services to commercial airlines.
•	ACM Aviation, LLC provides flight support services, including: fueling, ramp and hanger rentals, aircraft management and other services.
•	ACM Property Services, LLC is responsible for ACM Aviation, LLC’s ground lease.

Significant accounting policies:

Basis of presentation: The condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: SJJC FBO Services, LLC, Jet Center Property Services, LLC, SJJC Airline Services, LLC, ACM Aviation, LLC and ACM Property Services, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates: The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates: The recoverability of long-term assets, valuation of goodwill and the estimated fair value of assets acquired in business acquisitions involve significant estimates made by management. These estimates are reviewed by management routinely and it is reasonably possible that circumstances that exist as of June 30, 2007 may change in the near-term future and that effect could be material to the consolidated financial statements.

SJJC Aviation Services, LLC
and Subsidiaries

Notes to Consolidated Financial Statements

Note 1.  Nature of Business and Significant Accounting Policies (Continued)

Revenue recognition: Revenue from fuel sales, charter services, aircraft management maintenance and airline services is recognized at the point of sale or time of service. Hangar rent, ramp fees and office rental revenue is recognized over the term of the related agreements. Federal fuel taxes are paid to the fuel suppliers as part of cost of goods sold. California fuel taxes are collected from the customer by the Company and remitted to the state and are not included in revenue or cost of goods sold.

Accounts receivable: Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. An account receivable is considered past due if any portion of the receivable balance is outstanding for more than 60 days. A variable rate of interest is charged on past due receivable balances based on customer payment history. Administrative expenses on the accompanying consolidated statements of income for the six-month periods ended June 30, 2007 and 2006 include bad debt expense of approximately $2,000 and $2,500, respectively.

Inventories: Inventories are stated at the lower of cost or market with cost determined on the first-in, first-out method (FIFO).

Property and equipment: Property and equipment is carried at cost. Depreciation is computed on the straight-line method over the following estimated useful lives:

Years

Buildings, tenant improvements and fuel facility	3 - 39
Vehicles	5 - 10
Equipment	3 - 10

Goodwill: The Company has adopted the provisions of FASB Statement No. 142. As a result, goodwill is not being amortized, but is tested for impairment at least annually. Management has determined there was no impairment as of June 30, 2007.

Intangible assets: The intangible assets on the accompanying consolidated balance sheets primarily relate to the rights to the ground lease held by ACM Property Services, LLC and a FAA charter certificate held by ACM Aviation, LLC, both acquired in the January 1, 2005 business combination. The charter certificate is being amortized over 30 years and the accumulated amortization totaled $83,333 as of June 30, 2007. The ground lease is being amortized over the 30-year initial term which commenced in October 2006 when access to the property was obtained. The accumulated amortization totaled $110,000 as of June 30, 2007. Amortization expense included in the consolidated statements of income was $89,999 and $16,667 for the six-month periods ended June 30, 2007 and 2006, respectively.

SJJC Aviation Services, LLC
and Subsidiaries

Notes to Consolidated Financial Statements

Note 1.  Nature of Business and Significant Accounting Policies (Continued)

The following is a schedule by year of estimated amortization expenses:

Year ending December 31:
2007	$180,000
2008	180,000
2009	180,000
2010	180,000
2011	180,000
Thereafter	4,396,666
$5,296,666

Advertising costs: Advertising costs, which are immaterial, are expensed as incurred.

Deferred rents and deposits: Deferred rents and deposits consist of prepaid rents and security deposits from tenants.

Interest rate swap agreement: The Company has a derivative in the form of an interest rate swap agreement as described in Note 3, which is carried at fair value. The Company has elected hedge accounting, therefore, the change in the fair value of the swap is included in accumulated other comprehensive income in the members’ equity section of the consolidated balance sheets.

Fair value of financial instruments: Financial instruments are described as cash or contractual obligations or rights to pay or to receive cash. The fair value for certain financial instruments approximates the carrying value because of the short-term maturity of these instruments which include cash, accounts receivable, accounts payable and accrued expenses. The Company’s interest rate swap liability is carried at fair value on the consolidated balance sheets. The long-term bank notes payable approximates fair value due to the interest rate being variable. The fair value of the note payable, major fuel supplier, is not determinable as the note is potentially forgivable. The fair value of the note payable, related party approximates carrying value as of June 30, 2007.

Comprehensive income: Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income is the total of net income and other comprehensive income (loss) which for the Company is comprised entirely of fair value adjustments for the interest rate swap.

Proforma net income: Proforma income taxes are calculated to reflect the effect of income taxes not otherwise payable by SJJC Aviation Services, LLC and subsidiaries which are S-corporations. The proforma income taxes are based on an effective rate of 40%.

Earnings per share: Earnings per share information for the Company is not presented since it is an LLC without membership units and this information is not meaningful to the acquiring company.

SJJC Aviation Services, LLC
and Subsidiaries

Notes to Consolidated Financial Statements

Note 2.  Note Payable, Long-Term Debt and Pledged Assets

The Company has a bank line of credit with maximum borrowings in the amount of $2,250,000 as of June 30, 2007 with interest at the prime rate plus .5% (8.75% as of June 30, 2007) or an optional alternative floating rate based on LIBOR, collateralized by inventories and accounts receivable of the Company. A portion of this line of credit is intended for financing a stand by letter of credit issued in the amount of $1,384,862 in favor of the City of San Jose to secure obligations under the ground lease. As of June 30, 2007 there were borrowings of $865,138 on the line of credit.

The Company has the following long-term debt as of June 30, 2007:

Note payable, bank (A)	$4,139,167
Note payable, major fuel supplier (B)	775,148
Note payable, related party (C)	1,400,000
Long-term executive incentive award plan liability (D)	523,840
Note payable, bank (E)	1,373,585
8,211,740
Less current maturities	599,008
$7,612,732

(A)
In accordance with a bank business loan agreement, the Company has drawn $4,139,167 on a note payable as of June 30, 2007. The note payable, which matures in October 2014, bears interest at the prime rate plus .5% (8.75% as of June 30, 2007) or at an optional alternative floating rate of LIBOR plus 2% and is due in monthly installments of $28,958. The note payable is collateralized by the Company’s leasehold interest in its operating facilities (see Note 5). The business loan agreement has various covenants, including maintaining certain levels of tangible net worth and a certain debt-to-worth ratio, and restrictions on new borrowings.

(B)
Note payable, major fuel supplier, due in annual principal payments of $93,018 through October 2015, collateralized by a subordinated security interest in buildings and improvements on leased land at the airport. The required payments due, including interest at 2% over prime, under this agreement will be forgiven annually as long as the Company is a customer of the major fuel supplier and purchases a specified number of gallons of fuel per year. In May 2006, the fuel supplier advanced an additional $250,000 to the Company which was rolled into the existing note payable. The amount of principal and interest forgiven for the six-month periods ended June 30, 2007 and 2006 was approximately $89,000 and $51,000, respectively. These amounts are included as a reduction of fuel cost of goods sold on the consolidated statements of income.

(C)	Note payable, unsecured, related party, due in equal annual installments over five to six years without interest. The current maturities of long-term debt include $280,000 related to this note.

SJJC Aviation Services, LLC
and Subsidiaries

Notes to Consolidated Financial Statements

Note 2.  Note Payable, Long-Term Debt and Pledged Assets (Continued)

(D)
Initial term of plan expired December 31, 2005 with amounts payable on or after April 1, 2008. When the sale of the Company occurred in August 2008, the sales price of the Company was used as the value of the Company in order to compute the payout amount under this plan. Based on the final cash sales price of the Company and the debt assumed by the buyer, the final payout of incentive compensation was approximately $4,000,000. The incremental payout associated with the sale of the Company became a liability at the closing of the sale, but was not be a liability assumed by the buying party.

(E)
In accordance with a bank business loan agreement, the Company has drawn $1,400,000 on a note payable as of June 30, 2007. The note payable, which matures in February 2016, bears interest at the prime rate plus .5% (8.75% as of June 30, 2007) or at an optional alternative floating rate of LIBOR plus 2% and is due in monthly installments of approximately $17,000. The note payable is collateralized by the Company’s leasehold interest in its operating facilities (see Note 5). The business loan agreement has various covenants, including maintaining certain levels of tangible net worth and a certain debt-to-worth ratio, and restrictions on new borrowings.

Annual maturities of the long-term debt for the next five years and thereafter are as follows:

Year ending December 31:
2007	$720,518
2008	1,219,356
2009	720,518
2010	720,518
2011	720,518
Thereafter	2,931,983
$7,033,411

Note 3.  Interest Rate Swap Agreement

The Company has entered into an interest rate swap agreement to reduce the impact of changes in interest rates on its variable rate long-term debt. The interest rate swap has been classified as a cash flow hedge. This agreement effectively changed the interest rate on a certain obligation from a variable rate based on LIBOR to a fixed rate of 5.64% as of June 30, 2007. The fair value of the swap, as of June 30, 2007 is an asset of $24,100. The notional amount of the swap, as of June 30, 2007, was approximately $1,531,000. The agreement matures in August 2008.

SJJC Aviation Services, LLC
and Subsidiaries

Notes to Consolidated Financial Statements

Note 4.  Commitments and Contingencies

A 2003 airport ground lease agreement with the City of San Jose, California, with an initial term of 30 years, requires the Company to construct hangar facilities on the land within two years of obtaining access to the property. Access was obtained in October 2006. The required minimum capital investment by the Company in the facilities is approximately $12,000,000, of which approximately $2,619,000 has been expended as of June 30, 2007. In June 2007, the Company entered into a construction contract with a general contractor which is partially owned by three shareholders of the Company. The total estimated cost of completion of the project is approximately $16,700,000 with expected completion in 2008. The project will be financed with a bank loan.

On August 16, 2007, the Company sold substantially all the assets of the Company at an amount in excess of carrying value.

Note 5.  Lease Commitments

The Company leases land from the City of San Jose for its operations under lease agreements that expire in 2036 and 2038. The leases require the Company to pay all property taxes, insurance and maintenance plus monthly land rental payments. The leases contain provisions for annual rental adjustments based on the annual Consumer Price Index adjustments and revaluation of the leased land every five years.

Minimum rental commitments under the above noncancelable operating lease are approximately as follows:

Year ending December 31:
2007	$1,831,000
2008	1,859,000
2009	1,731,000
2010	1,731,000
2011	1,731,000
Thereafter	45,261,000
$54,144,000

The Company also leases other equipment on short-term leases.

Total rental expense for the six-month periods ended June 30, 2007 and 2006 was $997,692 and $947,141, respectively.

SJJC Aviation Services, LLC
and Subsidiaries

Notes to Consolidated Financial Statements

Note 6.  Income Tax Matters

As a Limited Liability Company (LLC), the Company is not obligated and, therefore, does not pay federal income tax relating to the income, deductions, losses and credits (“income items”) of the Company. Instead, the Company’s members report their allocable share of the Company’s income items on their respective tax returns and pay the appropriate federal and state taxes.

As a result of the federal income tax treatment surrounding the LLC structure, the consolidated financial statements do not include any provision for federal income taxes due on the income of the Company. It has been the Company’s policy to make distributions to its members to assist them in paying personal income taxes on the income of the Company.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109 (FIN 48). This Statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold of more likely than not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The initial adoption of FIN 48 had no impact on our financial statements, and as a result, there was no cumulative effect related to adopting FIN 48.

Note 7.  Retirement Plans

The Company maintains a 401(k) safe harbor plan. This plan provides for elective employee contributions up to 100% of the employee’s compensation and matching employer contributions in an amount equal to 100% of the employee’s contribution up to 4% of the compensation for all employees eligible to receive a match. This plan was available for all employees of SJJC FBO Services, LLC, Jet Center Property Services, LLC, SJJC Airline Services, LLC and SJJC Aviation Services, LLC.

ACM Aviation, LLC and ACM Property Services, LLC had adopted plans which provided for elective employee contributions up to 100% of the employee’s compensation and matching employer contributions equal to 100% of the first 3% of the employee’s compensation and an additional 50% on deferrals of the employee’s next 2% of compensation. Effective January 1, 2006, the Company consolidated all employees under the ACM Aviation, LLC and ACM Property Services, LLC plan.

The Company’s contributions to the plans were approximately $77,000 and $72,000 for the six-month periods ended June 30, 2007 and 2006, respectively.

Note 8.  Related Party Transactions

The Company leases building space to an aircraft sales company that is owned and controlled by a stockholder of the Company. Rental income from this company was approximately $37,000 and $33,000 for the six-month periods ended June 30, 2007 and 2006, respectively. Total fuel and other sales to this company were approximately $7,000 and $18,000 for the six-month periods ended June 30, 2007 and 2006, respectively.

The Company leases hangar space and provides aircraft management and fueling services to a stockholder of the Company. The revenue derived from these services totaled approximately $828,000 and $448,000 for the six-month periods ended June 30, 2007 and 2006, respectively.

SJJC Aviation Services, LLC
and Subsidiaries

Notes to Consolidated Financial Statements

Note 9.  Major Customer

The Company received revenue of approximately $3,232,000 and $2,372,000 from one customer for the six-month periods ended June 30, 2007 and 2006, respectively. Accounts receivable due from this customer was approximately $11,000 as of June 30, 2007.

Note 10.  Major Fuel Supplier

The Company purchased approximately 80% of the Company’s fuel from one supplier during each of the six-month periods ended June 30, 2007 and 2006. Accounts payable due to this supplier were approximately $1,567,000 as of June 30, 2007. The Company also had a note payable to this supplier with a balance of $775,148 as of June 30, 2007.

Note 11.  Concentration of Credit Risk

The Company has deposits in a financial institution which exceed federally insured limits as of June 30, 2007. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.